United States securities and exchange commission logo





                               June 17, 2024

       Martin Babler
       President and Chief Executive Officer
       Alumis Inc.
       280 East Grand Avenue
       South San Francisco, CA 94080

                                                        Re: Alumis Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 7, 2024
                                                            File No. 333-280068

       Dear Martin Babler:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1, Filed June 7, 2024

       Business
       Manufacturing, page 132

   1. Please disclose the names of your principal suppliers. Refer to Regulation S-K Item
                                                        101(h)(4)(v).
       Management
       Composition of Our Board of Directors, page 153

   2. We note your revised disclosure that your board of directors currently includes three vacancies, one of which
you expect to fill prior to the closing of this offering by mutual agreement of your board
of directors pursuant to the terms of a voting agreement. Given that your voting
agreement provides certain of your stockholders with the right to designate directors for
election to your board of directors, please revise your disclosure to clarify whether the
vacancy you expect to fill is the vacancy described in clause (vii) in the last paragraph on
page 153.
 Martin Babler
Alumis Inc.
June 17, 2024
Page 2
Certain Relationships and Related Person Transactions, page 176

3. We note that, in your discussion of your related person transactions with the BBA
       Funds, you removed certain disclosures regarding your former director's, Julian C.
       Baker's, relationship with the BBA Funds. Similarly, we note that you removed disclosures regarding your transactions with venBio Global Strategic Fund IV, L.P., an entity affiliated with your former director, Richard Gaster. To the extent that these transactions occurred while Julian C. Baker and Richard Gaster, as applicable, served as your directors and such persons had a direct or indirect material interest in the respective transactions, please revise this section to add back the disclosures of these relationships or otherwise advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Franklin Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                              Sincerely,
FirstName LastNameMartin Babler
                                                              Division of
Corporation Finance
Comapany NameAlumis Inc.
                                                              Office of Life
Sciences
June 17, 2024 Page 2
cc:       Dave Peinsipp, Esq.
FirstName LastName